UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
Under the Securities Exchange Act of 1934

For the month of November 2025

Commission File Number 001-38367

SOL-GEL TECHNOLOGIES LTD.
(Translation of registrant’s name into English)

7 Golda Meir Street
Ness Ziona 7403650, Israel
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒           Form 40-F ☐

Explanatory Note

At the Annual Meeting of Shareholders of Sol-Gel Technologies Ltd. (the "Company") held on November 11, 2025, the following resolutions were approved by the shareholders:

(1)
To appoint Kesselman & Kesselman, certified public accountants in Israel and a member of PricewaterhouseCoopers International Limited, as the Company’s independent auditors for the year 2025 and for an additional period until the following annual general meeting; and to inform the shareholders of the aggregate compensation paid to the auditors for the year ended December 31, 2024;

(2)
To approve the re-election of Mr. Moshe Arkin, Mr. Itai Arkin, Ms. Hanna Lerman, and Mr. Sharon Kochan, to the Board of Directors, each for an additional term until the annual general meeting to be held in 2026; and

(3)
To approve the re-appointment of Mr. Moshe Arkin, the current interim Chief Executive Officer of the Company, Executive Chairman of the Board of Directors and the Company's controlling shareholder, to serve as the interim Chief Executive Officer of the Company for an additional term not to exceed twelve months, effective January 1, 2026, subject to and in accordance with, the provisions of the Israeli Companies Law, 5759-1999.

This Form 6-K is hereby incorporated by reference into the Company's Registration Statements on Form S-8 (Registration Nos. 333-223915, 333-270477 and 333-286820) and its Registration Statement on Form F-3 (Registration No 333-286822).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SOL-GEL TECHNOLOGIES LTD.

Date: November 14, 2025	By:	/s/ Eyal Ben-Or
Eyal Ben-Or
Chief Financial Officer